                                SCHEDULE 13G

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            COASTCAST CORPORATION
                          ------------------------
                              (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE
                      --------------------------------
                       (Title of Class of Securities)


                                 19057T10800
                          ------------------------
                               (CUSIP Number)


                                MAY 15, 2001
                          ------------------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





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------------------------------------------------------------------------------
CUSIP NO. 19057T10800                13G                     PAGE 2 OF 4 PAGES
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------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NOVELLY EXEMPT TRUST U/I DATED AUGUST 12, 1992
------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [x]

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  3        SEC USE ONLY


------------------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------------------------------------------------------------
                          5      SOLE VOTING POWER

       NUMBER OF                 653,116
        SHARES          ------------------------------------------------------
     BENEFICIALLY         6      SHARED VOTING POWER
       OWNED BY
         EACH                    0
       REPORTING        ------------------------------------------------------
     PERSON WITH          7      SOLE DISPOSITIVE POWER

                                 653,116
                        ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 0
------------------------------------------------------------------------------
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           653,116
------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.55%
------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON*

           OO (TRUST)
------------------------------------------------------------------------------




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

This statement is the first amendment to a statement on Schedule 13G filed in respect of the Common Stock, no par value (the "Common Stock") of Coastcast Corporation, a California corporation ("Company"), by Novelly Exempt Trust U/I dated August 12, 1992 (the "Exempt Trust"). This amendment amends Item 4 of the Schedule 13G filed on September 11, 2001, by the Exempt Trust (the "Original 13G").

ITEM 4   OWNERSHIP:
------

Item 4 as stated in the Original 13G is amended to read in its entirety as follows:

         As of June 28, 2002, Novelly Exempt Trust U/I dtd. 8/12/92 ("Exempt Trust") owned 653,116 shares ("Shares") of the common stock ("Common Stock") of Coastcast Corporation ("Company"). The Shares represent approximately 8.55% of the Company's outstanding Common Stock as reported in the Company's most recent quarterly report filed with the SEC on Form 10-Q.

         The Exempt Trust is an irrevocable trust established under the laws of the State of Missouri by Paul A. Novelly ("Mr. Novelly"), a director of the Company. While Mr. Novelly was the grantor of the Exempt Trust and is a beneficiary, he is not a trustee and retains no right to revoke or amend the trust or to name other trustees. The trustees of the Exempt Trust are P.A. Novelly, II and John K. Pruellage. The trustees jointly share the power to vote or direct the vote and power to dispose or to direct the disposition of the Shares. P.A. Novelly, II is Mr. Novelly's adult son. Mr. Novelly disclaims beneficial ownership of the Shares owned by the Exempt Trust.

         Mr. Novelly owns no Common Stock individually. He owns certain options to acquire Common Stock pursuant to the Company's Non-Employee Director Stock Option Plan, of which 6,667 are immediately exercisable or exercisable within 60 days.

         During the 60 days prior to the date hereof, the Exempt Trust made the following purchases of Common Stock, all of which took place on the open market:

         Date                       Amount           Price
         ----                       ------           -----
         05/09/2002                  25,000          3.00
         05/15/2002                 100,000          2.50


                                     3


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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2002

NOVELLY EXEMPT TRUST DATED AUGUST 12, 1992



By:      /s/ P.A. Novelly, II
    -----------------------------------
         P.A. Novelly, II, Trustee



By:      /s/  John K. Pruellage
    -----------------------------------
         John K. Pruellage, Trustee


                                     4